FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                        For the month of September, 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




  BG Group plc


                 Notification of Directors' Interests in Shares


Introduction


There are two Parts to the BG Group Company Share Option Scheme. Part A has been designed to comply with the conditions necessary for Inland Revenue approval. Options in excess of the GBP30,000 approved limit are granted under Part B and are unapproved options.


Options are normally exercisable between 3 and 10 years after the date of grant and their exercise is conditional upon the achievement of specified performance criteria.


Full particulars of the BG Group Company Share Option Scheme and the BG Group New Long Term Incentive Scheme were set out in Part 5 of the Circular to Shareholders entitled "Proposed Demerger of the Lattice Group" dated 15 September 2000. Details of changes made to the Schemes at the Company's AGMs in 2002 and 2003 were set out in the Remuneration Report, contained in the Annual Report and Accounts 2001 and 2002 respectively.


1)        Options Granted under the BG Group Company Share Option Scheme (CSOS)


Directors


Options were granted under the CSOS on 5 September 2003 over BG Group plc ordinary shares of 10p each at an option price of 270.5p per share to the following Executive Directors:


Name           Part A    Part B     Total granted     Total options held after
                                   on 5 September      this grant
                                   2003

Frank Chapman       0    440,406          440,406                    1,403,729
William             0    362,292          362,292                    1,257,978
Friedrich
Ashley              0    204,066          204,066                      488,995
Almanza


These options are normally exercisable between 5 September 2006 and 4 September 2013.


2) Notional Awards under the BG Group New Long Term Incentive Scheme (LTIS)


Directors


A notional allocation of BG Group plc Ordinary Shares of 10p each was made on 5 September 2003 under the LTIS to the following Executive Directors:



Name                                                 Number of shares allocated
                                                            on 5 September 2003
Frank Chapman                                                          688,956
William Friedrich                                                      549,407
Ashley Almanza                                                         324,935




Under normal circumstances the shares will not be released until after the performance period of 3 years, commencing on 5 September 2003. The base price at the commencement of the performance period is 254.82p per Ordinary Share and is based on the average of the daily closing prices for the 12 months immediately preceding the performance period.


The number of shares shown is the maximum number which could be released under the terms of the Scheme if the performance criteria were to be met in full.





8 September 2003


Website  www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 8 September 2003                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary